SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: August 2007	Commission File Number: 1-8481
BCE Inc.
(Translation of Registrant’s name into English)
1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☐                      Form 40-F   ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐                      No   ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                            .

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
/s/ Patricia A. Olah
Patricia A. Olah
Corporate Secretary and Lead Governance Counsel

Date: August 30, 2007

VOTE YOUR SHARES NOW!

On June 30, 2007, BCE entered into a definitive agreement for BCE to be acquired by a Canadian controlled corporation organized by Ontario Teachers’ Pension Plan Board and affiliates of Providence Equity Partners Inc. and Madison Dearborn Partners, LLC (the “Arrangement”). Under the terms of the transaction, all of the outstanding common shares of BCE would be acquired at a price of C$42.75 in cash for each common share held. If you are a preferred shareholder, the cash consideration, based on the class and series of preferred shares, is outlined on the reverse page.
Prior to entering into the definitive agreement, BCE’s Board of Directors conducted a review of all strategic alternatives reasonably available to BCE (including remaining a publicly traded company and pursuing its current business plan, recapitalizing BCE through various leveraging and share repurchase transactions, and breaking up BCE and spinning off some of its parts). In the context of this review, the Board also conducted a public and competitive auction process involving multiple bidders.
Following this process, BCE’s Board of Directors unanimously determined that the Arrangement is fair to the shareholders of BCE and in the best interests of BCE, based on the following (among other factors and considerations, as set out in the information circular dated August 7, 2007):
•
The purchase price for common shares represents an approximate 40% premium over the average closing price of BCE common shares for the three month period ending March 28, 2007 (the last trading day before public speculation about a possible transaction involving BCE)

•	The purchase price for preferred shares is equal to or greater than the redemption value per series of preferred shares
•
The Board’s conclusion that the value offered to common shareholders under the Arrangement is more favourable to common shareholders than the potential value that might have resulted from other strategic alternatives

BCE’s Board of Directors unanimously recommends that shareholders of BCE vote FOR the special resolution approving the Arrangement, which requires approval by at least two-thirds of all the votes cast at BCE’s September 21, 2007 special meeting.
BCE urges you to vote FOR the Arrangement today. Your vote is important regardless of the number of shares of BCE you own. We encourage you to take the time now to vote using the enclosed form of proxy so that your shares can be voted at the meeting in accordance with your instructions. Your vote must be received by our transfer agent no later than 4:45 p.m. (Montréal time) on September 20, 2007.
Details of the Arrangement are more fully described in the information circular dated August 7, 2007, that has been distributed to shareholders and is available on our website at www.bce.ca. In considering how to vote, you are urged to read carefully the information contained in the information circular, including the recommendation of the BCE Board of Directors and the risk factors described therein. Subject to the satisfaction or waiver of certain conditions (including shareholder approval), BCE expects the Arrangement to become effective in the first quarter of 2008.

QUESTIONS AND FURTHER ASSISTANCE:
If you have any questions about the information contained in this document or require assistance in completing your proxy form, shareholders please contact our proxy solicitation agents at:

Canada Toll-free: 1-888-605-7634	United States Toll-free: 1-877-687-1875 Banks, Brokers and from Other Locations: 1-212-750-5833

Preferred shares of BCE will be acquired for the cash consideration set out below:

Class/Series of Shares	Cash Price per Share (C$)*

First Preferred Shares

Series R	$25.65

Series S	$25.50

Series T	$25.77

Series Y	$25.50

Series Z	$25.25

Series AA	$25.76

Series AB	$25.50

Series AC	$25.76

Series AD	$25.50

Series AE	$25.50

Series AF	$25.41

Series AG	$25.56

Series AH	$25.50

Series AI	$25.87

*	Together with accrued but unpaid dividends to the effective date of the Arrangement.